Starz
8900 Liberty Circle
Englewood, CO 80112

May 22, 2014

Via EDGAR
Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:    Starz
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 21, 2014
File No. 001-35294

Dear Mr. Spirgel:

This letter is submitted on behalf of Starz (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (“Form 10-K”) as set forth in your letter to me dated May 13, 2014.

To assist your review, we have included the text of the Staff’s comments in italics below.

Form 10-K for the Fiscal Year Ended December 31, 2013
Revenue, page 30

1.	We note your response to comment 1. Please tell us the following:

•
Why it is appropriate to characterize a distributor's erroneous overpayment as deferred revenue instead of a component of accrued liabilities (i.e., payments in excess of billings). In this regard, we note your definition of deferred revenue on page F-12.

•	Why you reported the extinguishment of a liability as revenue.

•	What obligations to you, if any, was the distributor relieved of as a result of the new affiliation agreement.

Company Response:

•
The definition of deferred revenue referred to on page F-12 is only a component of our deferred revenue and relates to the revenue recognition policies for our digital and television licensing revenue, not our programming revenue. At December 31, 2013, substantially all of our deferred revenue related to digital and television licensing revenue. With respect to our programming revenue, we do not bill our distributors for programming services earned under our consignment agreements;(1) rather, the distributor self reports its subscribers to us and remits payments to us based on the contractual rates for the number of subscribers reported. We review the distributor's payment reports to ensure that the distributor paid us correctly based on the subscribers that were reported to us and the rates specified in the contract. We characterize funds received in excess of our fixed and determinable programming revenue as unearned in deferred revenue until the discrepancy has been resolved. Deferred revenue is a component of current liabilities on our consolidated balance sheet. In our December 31, 2014 Form 10-K, we will clarify our definition of deferred revenue in our revenue recognition policy for our programming revenue as follows:

"Any funds received in excess of fixed and determinable programming revenue are recorded as a liability in deferred

Larry Spirgel
May 22, 2014

revenue until the discrepancy is resolved."

•
Under the new affiliation agreement with this distributor, both parties waived any rights to audit or collect on any prior payment discrepancies. As a result of the waiver, the amount which had previously been deferred was recognized as revenue because it represented payments made by our distributor to us for our programming services based on the distributor's calculation of revenue due to us under its consignment agreement.

•
The distributor had not paid us for certain items including annual price increases according to the terms of the old agreement and for certain new services that we provided to the distributor. As a result of the waiver, the distributor was relieved of any obligation to pay us for these prior payment discrepancies, which we had never recorded as revenue due to the uncertainty of realization.

•
Although this one-time item was only approximately 1% of our consolidated revenue, we disclosed the amount and one-time nature in Management's Discussion and Analysis of Financial Condition and Results of Operations, our earnings' release and on our earnings' call to ensure that our investors and other interested parties understood that it would not be a continuing trend.

(1)As discussed on page 30 of our Form 10-K, we earn programming revenue under a consignment agreement based on the total number of subscribers who receive our programming or the total number of a distributor's subscribers (e.g., basic subscribers, digital subscribers) whether or not they receive our programming multiplied by rates specified in the agreements.

2.
We note your response to comment 2, citing a higher average return rate in your Home Video business. Tell us if this represents a trend that is expected to continue and if you have since re-assessed your allowance for trade receivables. We note your disclosure in the last paragraph on page F-10.

Company Response:
In response to your comment, we continually review return rates in determining our allowance for future returns. Based on our analysis at March 31, 2014, we determined that the current year trends are consistent with what we experienced in 2013 and that our allowance was adequate as of December 31, 2013.

3.	We note your response to comment 4. Please clarify for us:

•
how a licensee has "unconditional and immediate access to the film, regardless of whether the licensee has actually requested or received the film" and in that case, how the sale condition for "delivery" has been met; and

•	how you allocate a fixed rate consideration for multiple programs made available on one or more dates. We note that you recognize revenue in part based on fixed and monthly payments.

Company Response:

•
Many of our licensing agreements do not require direct physical delivery to the licensee and allow us to deliver the film to a third party film laboratory. The licensee, through the use of an executed laboratory access letter, can then immediately and unconditionally access the licensed film. As described in paragraph 25-7 of Accounting Standards Codification 605 Revenue Recognition - 926 Entertainment - Films ("ASC 605-926"), in such cases, if the film is complete and available for immediate delivery, the conditions for delivery have been met by utilizing a third party film laboratory.

•
In accordance with ASC 605-926 paragraph 25-12, to the extent we have fixed rate consideration for multiple programs with different delivery dates in a contract under our digital and television licensing businesses, the consideration is allocated based upon the relative fair value for each program. Revenue is recognized for each individual program when all conditions for recognition have been met, irrespective of the payment schedule.

Legal proceedings, page F-26

4.
We note your response to comment 5. In light of the fact that you filed a suit against DISH, it is unclear why the settlement resulted in you making a payment to DISH. Please explain this to us and tell us if the negotiated settlement amount that you recorded in "Selling, general, and administrative" costs and expenses was net of any amount due or received from Dish or if it was made in contemplation of more favorable pricing or other benefits to be received in the future.

Larry Spirgel
May 22, 2014

Company Response:
In response to your comment, we have strict requirements under our programming contracts with studios that limit the type of service and packages that can be used to distribute our programming content and the amount of free previews that can be offered. The DISH one year free preview put us at risk with respect to our suppliers of programming content. The most important aspect of the lawsuit for us was to ensure that DISH would not offer a free promotion similar to the one year free preview again to most of its subscriber base. As part of the settlement, DISH agreed to restrictions on the packaging of all of our programming services, as well as use of free previews, and we agreed to pay DISH certain amounts for cross channel advertising at DISH's standard market rates. The settlement amount, which represented the amount of cross channel advertising, was recorded in selling general and administrative expense and was not net of any amount due or received from DISH nor was it made in contemplation of more favorable pricing benefits to be received from DISH in the future for our programming services.

****

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact J. Steven Beabout, the Company’s Executive Vice President, General Counsel and Secretary at (720) 852-7357 or me at (720) 852-3276 should you require any further information, or clarification, or have any questions.

Sincerely,

/s/ Scott D. Macdonald
Scott D. Macdonald
Chief Financial Officer, Executive Vice President and Treasurer

cc:    Kathryn Jacobson, Securities and Exchange Commission
Robert S. Littlepage, Securities and Exchange Commission
J. Steven Beabout, Executive Vice President, General Counsel and Secretary, Starz
KPMG LLP
Baker Botts LLP